Upholstery International, Inc

8005 W. 183rd Street, Suite E

Tinley Park, IL 60423

Securities and Exchange Commission May 12, 2015

Division of Corporate Finance

100 F Street, N.E.

Washington DC 20549

Attention:	Larry Spirgel, Assistant Director

Kathleen Krebs

Re: Upholstery International, Inc.

Amendment No. 10 to Registration Statement on Form S-1 Filed February 3, 2015

File No. 333-195209

Dear Sir/Madam:

Enclosed is our response to your comments of February 11, 2015. As per your request attached you will find a copy of the “redlined” amendment for comparison purposes.

We look forward to hearing back from you and we hope we responded appropriately to all your comments. Please feel free to contact us directly at Telephone: 708-372-2726 or ken@kenscustomupholstery.com

Sincerely,

Upholstery International, Inc

/s/ Ken Kovie

Ken Kovie

Chief Executive Officer

General

1.	We note your response to comment 1 of our prior letter regarding your reliance on Rule 506(b) of Regulation D and your revised disclosure identifying certain selling security holders as minor children. Please provide us with your analysis of the number of purchasers in your offerings made in reliance upon Rule 506(b) based on the definition provided in Rule 501(e) of Regulation D.

Response: revised

2.	We refer you to the financial statement updating requirements in Rule 8-08 of Regulation S-X.

Response: revised

Unaudited Consolidated Financial Statements for the Nine Month Periods Ended September 30, 2014 and 2013

Note 5 – Notes Payable, page F-18

3.	We note your response to comments 4 and 5. It appears that you have entered into a factoring arrangement under a credit facility with a creditor. Please expand your disclosure to address the nature of the factoring arrangement including continuing involvement with receivables, types of financial assets to be transferred, and risks and uncertainties associated with the transfer of these assets. Refer to ASC 860-10-50 and 860-10-55 for transfers of financial assets.

Response: please see FS notes

Note 11 - Subsequent Events, page F-19

4.	Please tell us and update the status of your delinquent loan payments on the $85,800 of loans payable under a factoring arrangement due January 7, 2015 including the balance outstanding. Please refer to ASC 855-10-50.

Response: please see FS notes

Item 10. Management’s Discussion and Analysis Capital Resources and Liquidity, pages 28 -29

5.	We note your response to comment 6. Please expand your disclosure of the factoring arrangement for future receivables associated with the $85,800 of loans received in July and September 2014 to include future assets to be transferred, underlying collateral (if any), and any other assets pledged. In addition, please discuss the risks and uncertainties associated with your delinquency in repayment of these loans and when you expect to repay the outstanding amounts. Please refer to Item 303(a)(i) of Regulation S-K.

Response: revised

Executive Compensation, page 31

Outstanding Equity Awards at Fiscal Year-End, page 32

6.	We note your revised disclosure in response to comment 7 of our prior letter and reissue in part. Please revise your narrative disclosure to update the dates covered by your Outstanding Equity Awards at Fiscal Year-End.

Response: revised